Exhibit (d)(b)(9)(ii)

BRIGHTHOUSE FUNDS TRUST II

AMENDMENT NO. 2 TO THE INVESTMENT SUBADVISORY AGREEMENT

(Frontier Mid Cap Growth Portfolio)

This Amendment No. 2 to the Investment Subadvisory Agreement (the “Agreement”) dated August 4, 2017, by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and Frontier Capital Management Company, LLC (the “Subadviser”) with respect to Frontier Mid Cap Growth Portfolio, a series of Brighthouse Funds Trust II, is entered into effective the 1st day of January, 2022.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forthherein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.	Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets of the Portfolio assets allocated to the Subadviser by the Adviser:

0.350% of the first $850 million of such assets plus

0.325% of such assets over $850 million

0.300% of such assets over $1.15 billion

2.	All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 1st day of December, 2021.

/s/ Kristi Slavin
Kristi Slavin
President, Brighthouse Investment Advisers, LLC

/s/ Robert E. Phay
By: Authorized Officer
Frontier Capital Management Company LLC